United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Walt Disney Company

RE: The case to vote FOR Item 7 on the 2024 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 7, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Item 7 (“Report on Gender Transitioning Compensation and Benefits”) on the 2024 Proxy Ballot for The Walt Disney Company (“Disney” or “Company”).

INVESTORS: Note that this Proposal is NOT given a number by the Company in the Table of Contents or in the text of its Proxy Statement – only at the very end is it identified as “Item 7.” The full text of the Proposal is found on Page 104.

Summary

NLPC’s Proposal, contrary to the Company’s claims, addresses issues of discrimination under gender identity and sexual orientation categories regarding fair and equal worker compensation, as designated by the United States Department of Labor and the Equal Employment Opportunity Commission (EEOC).

Dozens, if not hundreds, of proposals have addressed discriminatory compensation practices at various corporation annual meetings in the past. Item 7 is no different, and seeks for Disney’s Board to address how and why the Company fails to treat dysphoria and de-transitioning carefully and equitably for its employees across gender classifications. Its failure to do so should require the Company to analyze and assess consequences of the disparities in its compensation policies, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent.

Defining terms

The Proposal begins by stating, “Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.” We also point out factual cases in which gender dysphoria sufferers, who fit under “gender identity” and “sexual orientation” classifications, have been provided “care” of one type – like that under employee insurance coverage provided by the Company – that only affirms humans’ capabilities to “transition” from one gender to another. Sadly, for many gender dysphoria sufferers, they learn after such body-altering procedures that their health has been permanently damaged as a result. The “Resolved” paragraph of the Proposal states:

Shareholders request the board of directors issue a report by Dec. 31, 2024 about compensation and health benefit gaps, which should include how they address dysphoria and de-transitioning care across gender classifications (emphasis added), including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary and private information, litigation strategy and legal compliance information.

As the Proposal explains, the U.S. Department of Labor states that “equal pay” is required if persons of different genders “perform equal work in the same workplace,” and that “all forms (emphasis added) of compensation are covered, meaning not only pay, but also benefits.”1 Also, according to the EEOC:2

1 “Equal pay,” U.S. Dept. of Labor. See https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/.

2 “Prohibited Employment Policies/Practices,” U.S. Equal Employment Opportunity Commission. See https://www.eeoc.gov/prohibited-employment-policiespractices.

It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs.

Clearly in the eyes of the U.S. government, “pay” and/or “compensation” includes health insurance coverage, for the purpose of determining discrimination and fairness in employment. Laws in many U.S. states treat such issues similarly.

Previous analogous proposals at other companies

Looking back, shareholder proponents have sponsored scores of proposals that ask boards for reports or analyses of companies’ policies and compensation practices, perceived or real “gaps” or disparities, and their effects upon equitable treatment of workers’ races and/or genders. For example, proposals with the following titles or topics have been presented for shareholder votes over the past ten years:3

•“Report on Compensation for Women”

•“Report on Gender Pay”

•“Report on Gender Pay Gap”

•“Report on Gender Pay Equity”

•“Gender Pay Equity”

•“Racial and Gender Pay Gaps”

•“Report on Whether Gender Pay Gap Exists”

•“Report on Pay Equity”

•“Report on Global Median Gender Pay Gap”

•“Report on Global Median Gender/Racial Pay Gap”

•“Report on Gender/Racial Pay Equity”

•“Gender/Racial Pay Equity”

•“Report on Promotion Data”

•“Report on Promotion Velocity Data”

•“Report Assessing Inclusion in the Workplace”

•“Report if Company Policies or Norms Reinforce Racism in Company Culture”

•“Racial/Civil Rights Audit”

•“Report on Race & Gender Median Pay Gaps”

•“Report on Implement on Elimination of Employment Racial Discrimination”

•“Report on Median Pay Gaps across Race & Gender”

•“Report on Racial Justice Goals & Starting Wages”

•“Report on Worker Health and Safety Racial & Gender Disparities”

•“Report on Costs of Low Wages and Inequality”

•“Report on Alignment of Racial Justice Goals and Starting Wages”

•“Pay Equity Disclosure”

3 ProxyMonitor.org

•“Third-Party Racial Equity Audit”

•“Racial and Gender Layoff Diversity Report”

Disney was confronted just two years ago at its annual meeting with such a proposal. In the Company’s 2022 proxy statement, the Board’s opposition statement to the “Pay Equity Report” proposal stated, “Given the commitment to pay equity that already exists and the extensive ongoing work to achieve it, we do not believe that the requested reporting on median and adjusted pay gaps across race and gender is a practical or useful supplement to our existing efforts.”

Shareholders overwhelmingly disagreed with the Board in 2022, voting 59.12 percent in favor of the proposal, highlighting the significant concern from investors about the issue.4

The Company’s attempt to exclude Item 7 from this annual meeting

Earlier this year, the Company sought permission from the Securities and Exchange Commission to exclude our proposal (Item 7) from consideration at the 2024 annual meeting. Disney’s lawyers argued:

As a large, global company with over 225,000 employees, of which approximately 167,000 are employed in the U.S., the Company’s decisions regarding the amount and type of benefits it provides to its diverse workforce require complex and extensive analysis that is best suited for management.

The Company argued that our Proposal is excessively meddlesome in the day-to-day management of Disney’s affairs. It was an argument the SEC did not buy, thus forcing it to be included in the proxy statement.

Disney is mistaken in its simplistic characterization of the Proposal. Like many of the examples from the past ten years cited above, the Proposal seeks a report that analyzes and evaluates gaps in the benefits it offers across categories or classifications of its employees as it pertains to gender. Contrary to the Company’s assertion, the Proposal is not granular in specific health care benefits it does or does not provide, but instead seeks greater insights into the disparities of its general offerings between the needs of those who suffer gender dysphoria and/or who seek “transition treatments,” versus those who have had such treatments, have found themselves injured, disfigured or mutilated and regret such therapies, yet have no insurance-covered recourse to attempt restoration of their bodily health or previous conditions.

4 Form 8-K, The Walt Disney Company, March 9, 2022. See https://www.sec.gov/Archives/edgar/data/1744489/000174448922000065/dis-20220309.htm.

In a nutshell, the Proposal addresses discrimination.

A “de-transitioning” individual is not merely some otherwise unclassified person seeking a specific type of treatment or health insurance coverage. A “de-transitioner” fits into Dept. of Labor- and EEOC-protected categories of prohibited discrimination, which include “sex” – specifically incorporating “gender identity” and “sexual orientation.” Arguably, for a “de-transitioner,” the protected categories of “disability” and/or “genetic information” could also be cited as possible bases for discrimination.

Why is this important?

As the Proposal states in its Supporting Statement: “The Company boasts about its 100 percent score on the Human Rights Campaign’s Corporate Equality Index (CEI) and HRC’s designation as a ‘Best Places to Work for LGBT Equality,’ noting the Company complies with CEI’s ‘equitable benefits for LGBTQ+ workers and their families’ requirement.”5

While many advocates and various companies – who aspire to win the approval of groups like HRC – would like to advance the narrative that there is no rational or reasoned opposition to the affirmation of transgenderism, real-world facts tell otherwise. In fact, gender ideology may be the most hotly-debated topic in the U.S. right now.

Public opinion

Public opinion on the issue is deeply divided. A Gallup poll conducted in May 2023 found that 69 percent of people believe transgender athletes should only compete on sports teams that correspond to their birth sex, and 55 percent consider “changing one’s gender” to be “morally wrong.”6 A Washington Post-KFF survey taken in November 2022 discovered that 57 percent of adults believe gender is determined by biology at birth, not “identity,” and that 77 percent of respondents believe it is inappropriate for teachers to discuss transgender identity with children in kindergarten through third grade in public schools, and nearly as many said the same about fourth and fifth grades.7 These survey examples, among many that have been conducted in recent years, are only cited here to illustrate how sharply divided and vigorously debated the issue is.

As should be expected, therefore, laws around the country that address various aspects of the issue reflect these divisions in opinion. As of June, 19 states have laws that restrict treatments

5 “Disney Earns Top Score in HRC Foundation Corporate Equality Index,” The Walt Disney Company, Jan. 28, 2022. See https://thewaltdisneycompany.com/disney-earns-top-score-in-hrc-foundation-corporate-equality-index/.

6 Lavietes, Matt. “Most Americans oppose including trans athletes in sports, poll finds,” NBC News, June 12, 2023. See https://www.nbcnews.com/nbc-out/out-news/americans-oppose-inclusion-trans-athletes-sports-poll-finds-rcna88940.

7 Meckler, Laura & Clement, Scott. “Most Americans support anti-trans policies favored by GOP, poll shows,” Washington Post, May 5, 2023. See https://www.washingtonpost.com/education/2023/05/05/trans-poll-gop-politics-laws/.

for gender transitioning.8 Twenty-three states only allow participation in school sports by athletes based upon their biological sex.9 Several states have enacted laws that limit use of public bathroom facilities according to an individual’s birth gender.10 Other states have laws that require treatments and oppose discrimination against “gender-affirming care.” Legislation addressing transgender-related issues has been considered in the U.S. Congress as well.11

Treatment outcomes are iffy at best

Major insurance companies rarely provide coverage for untested, experimental treatments of any type, especially those that consistently result in negative health outcomes for patients. But such medical care that aids in the effort to “transition” from one gender to another regularly produces poor – and even harmful – results. Some evidence:

•A study by the Women’s College Hospital in Ontario, Canada, found that 55 percent of men who undergo vaginoplasty surgery report being in so much pain that they need medical attention, even a year post-operation. Patients, who are often unaware of potential side effects, have suffered bleeding (43 percent), sexual function concerns (34 percent), and vaginal discharge (32.5 percent).12 13 One sufferer “in constant discomfort and pain” sought to be euthanized, in vain.14

•Daniel Black was given hormonal treatment after only a 30-minute consultation, had his penis removed surgically, but after only a year he regretted his decision and began the de-transitioning process. “The surgery destroyed my life. I cannot orgasm, have children or lead a normal sex life and I miss my genitals every day,” he said.15 Internet searches easily turn up countless similar testimonies.

•Several European countries now urge caution in the employment of medical

8 Choi, Annette & Mullery, Will. “19 states have laws restricting gender-affirming care, some with the possibility of a felony charge,” CNN, June 6, 2023. See https://www.cnn.com/2023/06/06/politics/states-banned-medical-transitioning-for-transgender-youth-dg/index.html.

9 Barnes, Katie. “Transgender athlete laws by state: Legislation, science, more,” ESPN.com, Aug. 24, 2023. See https://www.espn.com/espn/story/_/id/38209262/transgender-athlete-laws-state-legislation-science.

10 Dura, Jack; Hanna, John; & Murphy, Sean. “In some states with laws on transgender bathrooms, officials may not know how they will be enforced,” Associated Press, June 26, 2023. See https://apnews.com/article/transgender-bathroom-laws-enforcement-e96e94b8935eb6bd23a42562cdeeec6c.

11 Karni, Annie. “House Passes Bill to Bar Transgender Athletes From Female Sports Teams,” New York Times, April 20, 2023. See https://www.nytimes.com/2023/04/20/us/politics/transgender-athlete-ban-bill.html.

12 Leonard, Meike. “The hidden dangers of ‘gender-affirming care’…”, DailyMail.com, Jan. 16, 2023. See https://www.dailymail.co.uk/health/article-11629421/Half-trans-surgery-patients-suffer-extreme-pain-sexual-issues-years-later.html .

13 Potter, Emery, et al. “Patient reported symptoms and adverse outcomes seen in Canada's first vaginoplasty postoperative care clinic,” Neurourology and Urodynamics, Jan. 11, 2023. See https://onlinelibrary.wiley.com/doi/10.1002/nau.25132.

14 Reinl, James. “Trans indigenous Canadian slams doctors for denying her euthanasia request…,” DailyMail.com, July 28, 2023. See https://www.dailymail.co.uk/news/article-12349523/Trans-indigenous-Canadian-slams-doctors-denying-euthanasia-request-saying-death-free-agony-surgically-built-vagina.html.

15 Stone, Iwan. “I was a confused teenage boy who had transgender surgery to become a woman aged 19, it 'destroyed' my life...,” DailyMail.com, July 2, 2023. See https://www.dailymail.co.uk/femail/article-12250695/I-trans-surgery-woman-19-four-years-later-Im-man.html.

interventions for transgender minors, including the use of puberty blockers, “stressing a lack of evidence that the benefits outweigh the risks,” reported the Wall Street Journal. 16 This summer the American Academy of Pediatrics said it will order a systematic review of the evidence for “pediatric sex-trait modification.”17

•A pro-transgender treatment professor at the Yale School of Medicine could not cite a single study that concluded there is strong evidence of benefits for minor patients who undergo transgender surgeries, in testimony before a U.S. House committee.18

Still, such therapies are frequently included in insurance plans, including those that deliver coverage for Disney employees.

Litigation and other risks

Gender dysphoria sufferers who were “affirmed” in their beliefs that they could chemically and/or surgically “transition” to the opposite sex, then came to regret undergoing such treatments, are becoming increasingly litigious. A few examples:

•Two young women, Prisha Mosley of North Carolina and Soren Aldaco of Texas, are suing their care providers who recommended they undergo gender transitions. Mosley’s court-filed complaint says of her doctors, “They lied when they told Mosley she was actually a boy. They lied when they told her that injecting testosterone into her body would solve her numerous, profound mental and psychological health problems. They lied by omission, withholding critical information from her about the long-term adverse health consequences and permanent damage these treatments would cause her….”19 Aldaco’s lawsuit says interventions by her medical care providers led to her “permanent disfigurement

16 Sapsford, Jathon & Armour, Stephanie. “U.S. Becomes Transgender-Care Outlier as More in Europe Urge Caution,” Wall Street Journal, June 19, 2023. See https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

17 Sapir, Leor. “Second Thoughts on ‘Gender-Affirming Care’,” Wall Street Journal, Aug. 6, 2023. See https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276.

18 Morris, Kyle. “Crenshaw grills Dem witness over failure to name one study citing benefits of surgeries for trans kids,” FoxNews.com, June 15, 2023. See https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids.

19 Reinl, James. “Young North Carolina woman sues the doctors who put her on testosterone at age 17…,” DailyMail.com, July 18, 2023. See https://www.dailymail.co.uk/news/article-12310887/Young-North-Carolina-woman-sues-doctors-testosterone-age-17-saying-needed-therapy-not-double-mastectomy-latest-blockbuster-detransition-lawsuit.html.

and profound psychological scarring.”20

•Michelle Zacchigna had her uterus and breasts removed, and is suing the eight providers who treated her over their “recklessness.”21 “Distress related to my gender was treated to the exclusion of other serious mental health issues which went undiagnosed for years. Blind affirmation of my stated identity closed the door to alternative treatment options. What happened to me should never happen again.”

•     Those who desire to “de-transition” cannot find needed treatment, whether from providers or insurance companies.[22] The aforementioned Prisha Mosley said every primary care physician, endocrinologist, obstetrician, and gynecologist she’s approached on her insurance list has turned her away or said they can’t help. “I could call and be rejected every single day,” Mosley said. Another woman, Chloe Cole, said,

“I reached out to every physician, every therapist who is involved with this, and I haven’t really gotten any help at all.” Cat Cattinson said, “Because of the experimental nature of gender medicine, doctors know very little about the long-term effects of medical transition and even less about the health-care needs of those who de-transition.”

•LGBT pressure group Human Rights Campaign, whose Corporate Equality Index scorecard Disney eagerly boasts about, has a similar grading system for hospitals called the Healthcare Equality Index.23 Funded by Pfizer and a pharmaceutical industry lobbying association, health care systems are docked points for any behavior HRC deems “discriminatory,” and poor scores can invite litigation from likeminded activist groups. These types of hostility and threats drives decision-making in the health care and corporate worlds.

20 Prestigiacomo, Amanda. “‘No One Has A Right To Sterilize A Child’: Two Detransitioners Sue Doctors Over Medical Interventions,” The Daily Wire, July 26, 2023. See https://www.dailywire.com/news/no-one-has-a-right-to-sterilize-a-child-two-detransitioners-sue-doctors-over-medical-interventions.

21 Shellenberger, Michael. “Why This Detransitioner Is Suing Her Health Care Providers,” Public.substack.com, March 22, 2023. See https://public.substack.com/p/why-this-detransitioner-is-suing.

22 Bolar, Kelsey. “‘Detransitioners’ Are Being Abandoned By Medical Professionals Who Devastated Their Bodies And Minds,” The Federalist, Feb. 10, 2023. See https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/.

23 Sibarium, Aaron. “How A Left-Wing Activist Group Teamed Up With Big Pharma To Push Radical Gender Ideology on American Hospitals,” Washington Free Beacon, May 15, 2023. See https://freebeacon.com/latest-news/how-left-wing-activist-group-teamed-up-with-big-pharma-to-push-radical-gender-ideology-on-american-hospitals/.

Disney doesn’t care

Rather than show any concern about potential holes in its employee insurance coverage for clearly harmed de-transitioners – as a result of being affirmed in such actions by Disney’s health policies that encourage irreversible mutilation – instead the Company sneers at the idea that de-transitioners are a protected class from discrimination. Disney’s opposition response in its proxy statement to Item 7 states it is “designed to serve the particular interests of the proponent.” Following more corporate-speak, the Company states that it “believe[s] the proposal is an attempt to generate attention from a proponent with a narrow focus seeking to advance a limited agenda rather than an authentic attempt to call for action in the best interest of the Company and shareholders.”

We suggest Board members meet with some of the harmed individuals mentioned above and see what they think of the Company’s position.

The Big Picture

The bottom line is that progressive activists like HRC, and their adherents in Corporate America, have constructed the discrimination paradigm, its pressure points, its would-be aggrieved victims, and its associated regulatory language, all on their own. They all have come to embrace it and now they boast in press releases, in media coverage, and to each other at upscale gatherings, how enlightened they are by treating everyone equally across a multitude of LGBTQIA+ gender categories and a similar number of non-white and non-Asian race classifications.

Except now we have identified a category of human beings that they are not fair to – one that has suffered irremediable maiming and disfiguring, due to the progressives’ own standard. They don’t like us pointing that out, and instead state that we are serving our own “particular interests” and “generat[ing] attention” with a “narrow focus” to advance a “limited agenda.”

At this point we assure everyone that each of us at NLPC have our genitalia fully intact, so there is no need to serve our own “particular interests” regarding this issue. As for getting attention to a “narrow[ly] focus[ed] limited agenda,” it is no more “narrow” than any of the individual gender “identities” within LGBTQIA+.

To HRC, Disney and their allies: You built this edifice. Now you’re projecting your own conduct and attitudes upon those you scorn. But we are only living by the rules you created.

Conclusion

As explained above, besides the inherent discriminatory infrastructure established by Disney within its compensation policies and programs, the Company has opened the door wide to reputational and legal risk due to gender ideology and the affirmation of sex transitioning medical coverage. The de-transitioners’ litigiousness may be at a trickle now, but the diversity-obsessed Company should prepare for an eventual flood of lawsuits from angry, mutilated current and former employees. The indifference and arrogance displayed by the Company must end now.

For these and many other reasons, we urge our fellow shareholders to vote “FOR” Item 7 (“Report on Gender Transitioning Compensation and Benefits”) on the Proxy for the April 3, 2024 annual shareholder meeting for The Walt Disney Company.

PHOTO CREDITS:

Page 2: Disneyland’s Magic Kingdom/Loimere, Creative Commons

Page 4: Disney board chairman Mark Parker/World Economic Forum, Creative Commons

Page 7: Prisha Mosley/Screenshot: Independent Women’s Forum on YouTube

Page 8: Chloe Cole/Independent Women’s Forum

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For questions regarding The Walt Disney Company – Item 7 – the Shareholder Proposal requesting a report on Gender Transitioning Compensation and Benefits, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.